

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2018

Christian Itin, Ph.D.
Chief Executive Officer
Autolus Therapeutics Ltd
Forest House
58 Wood Lane
White City
London W12 7RZ
United Kingdom

> **Re: Autolus Therapeutics Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted April 27, 2018**
> **CIK No. 0001730463**

Dear Dr. Itin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement submitted April 27, 2018

Prospectus Summary
Our Pipeline, page 4

1. We note your disclosure on page 26 that you have received some positive preliminary data in a clinical trial of AUTO 1 in pediatric ALL but you have no clinical data for AUTO1 in adult ALL. Your product pipeline chart suggests that your progress in your Phase 1

clinical trial for AUTO1 for pediatric ALL is the same as the progress you have made in adult ALL. Please revise your product pipeline chart here and on page 118 to reflect the progress you have made for each indication.

Our Strategy, page 4

2.   We note your disclosure that you plan to develop AUTO1 for the treatment of adult ALL in collaboration with University College London. Please revise your disclosure as appropriate to clarify whether you plan to also further develop AUTO1 for the treatment of pediatric ALL.

Use of Proceeds, page 81

3.   We note that you will use part of the net proceeds from the offering to contribute to the clinical trial conducted by UCL for AUTO1 in adult ALL. Please revise your disclosure to indicate the stage of development you expect to achieve using the net proceeds of the offering. To the extent the proceeds will not be sufficient to complete this stage of development, please also disclose the amount and sources of additional funds that may be needed to complete the trials. Refer to Instruction 3 to Item 504 of Regulation S-K.

Business
Clinical Experience in Phase 1 Clinical Trial in Pediatric ALL, page 120

4.   Please expand your disclosure regarding the Phase 1 clinical trial of AUTO1 in Pediatric ALL to provide information, as appropriate, about the number of patients UCL plans to enroll in the study, clinical endpoints, the duration of treatment, whether the preliminary data demonstrates statistical significance, when the study is expected to be completed and the development strategy for the indication. In addition, we note your statement that preliminary data from the CARPALL trial suggests a "favorable safety profile." Please revise your disclosure to eliminate any suggestion that your product candidate has been or will ultimately be determined to be safe or to have demonstrated safety for purposes of receiving marketing approval by the FDA or comparable agency, including comparisons to the current standard of care.

Phase 1 Clinical Trial in Adult ALL, page 122

5.   Please expand your disclosure regarding the Phase 1 clinical trial of AUTO1 in adult ALL to provide information about the clinical endpoints of the study.

Manufacturing Agreements, page 144

6.   We note that you have requested confidential treatment for the length of the initial term and renewal terms of the supply agreement with Miltenyi. However, confidential treatment is generally not appropriate for the term of a material contract. Accordingly,

please revise your disclosure to provide this information. Alternatively, please explain why this information is not material to investors.

You may contact Mark Brunhofer at 202-551-3638 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Darren DeStefano - Cooley LLP